

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2017

Thomas Surgent
Chief Compliance Officer
Highland Capital Management, L.P.
300 Crescent Court, Suite 700
Dallas, TX 75201

> **Re: RAIT Financial Trust**
> **Definitive Soliciting Materials pursuant to Rule 14a-12**
> **Filed February 23, 2017 by Highland Capital Management, L.P., Highland**
>   **Select Equity Master Fund, L.P., Highland Select Equity Fund GP, L.P.,**
>   **Highland Select Equity GP, LLC, Strand Advisors, Inc., James D.**
>   **Dondero, Highland Global Allocation Fund, Highland Small-Cap Equity**
>   **Fund, Highland Capital Management Fund Advisors, L.P., Strand**
>   **Advisors XVI, Inc., NexPoint Real Estate Strategies Fund, NexPoint**
>   **Advisors, L.P., NexPoint Advisors GP, LLC, NexPoint Real Estate**
>   **Advisors, L.P., HCRE Partners, LLC and Edward S. Friedman**
> **File No. 001-14760**

Dear Mr. Surgent:

We have reviewed the above-captioned filing and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand your disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please explain why in a response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

1.   In future filings made in reliance on Rule 14a-12 or required by Rule 14a-6, please identify the director nominees as persons responsible for making the filing given that must be identified in the proxy statements as participants in the proxy statement under Instruction 3 to Item 4 of Schedule 14A.

2.   The disclosure states that Mr. Malter has presided over a 15 month period given that he was only named Chairman of the Board on October 24, 2016. Please include a corrective statement in the next communication, if any, filed in connection with this solicitation to clarify Mr. Malter's position during the time period noted in the graph.

3. The disclosure states that "NexPoint has repeatedly proposed a transaction with the Company that [you] believe has a substantial likelihood of greatly improving the Company's financial results and enhancing total shareholder return." In the participants' next submission, please revise to discuss such proposed transaction.

4. Each statement of opinion or belief must be characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please provide support for the following statements:

    - the Company "has not put forth a specific business plan that would generate value for shareholders comparable with NexPoint's proposal."

    - the Board has adopted "shareholder-unfriendly Bylaws."

5. We noticed the statement that asserted, "[a]s of the date of this letter, shareholders still have not heard a specific business plan from management." Given RAIT's press release issued on December 20, 2016, alone and without more disclosures by the issuer, this assertion appears incorrect. Please issue a corrective statement in the next solicitation made in reliance on Rule 14a-12, or advise us why none is required.

6. In future soliciting materials, please refrain from making assertions that directly impugn the character, integrity and reputation of the issuer's incumbent leadership without reasonable factual support. For example, the contention that "current leadership may continue to waste Company resources and follow the familiar playbook of entrenched leadership" appears insupportable given that no breach of fiduciary duty claim has been formally alleged by any shareholder and no evidence of entrenchment has been offered to substantiate the other allegation.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3266 with any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Charles T. Haag, Esq.